Mail Stop 3561

September 27, 2006

Mr. David L. Kyle
Chief Executive Officer
ONEOK, Inc.
100 West Fifth St.
Tulsa, OK 74103

> **RE: ONEOK, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 13, 2006**
> **File No. 1-13643**

Dear Mr. Kyle:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commercial Commitments, page 50

1. Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the

table. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Quantitative and Qualitative Disclosures About Market Risk, page 52

2. Please reconcile the net fair value of contracts outstanding at December 31, 2004 and 2005 in the table on page 52 with the carrying value of the financial trading and non-trading assets and liabilities included in your table on page 80. Please tell us the specific types of derivatives included in the financial trading and non-trading instruments line items as well as the related commodity contract volumes, as applicable. Please quantify the fair values of each major type of derivative instruments included within this line item and consider segregating this line item into more descriptive categories in future filings. Please also explain the business purpose of your non-trading instruments. For example, please tell us whether these instruments are used in economic hedges that do not qualify for hedge accounting under SFAS 133.

Consolidated Statements of Income, page 59

3. Please revise future filings to present the regulated and non-regulated portions of your revenue and operating expenses in separate line items on the face of your statements of income. See Rule 5-03(b) of Regulation S-X. If you believe your segment data presents this information, please explain.

Consolidated Statements of Cash Flows, page 63

4. Please revise your filing to separately identify borrowings and payments of your notes payable or tell us why you believe your presentation of net borrowings is appropriate. Refer to paragraph 13 of SFAS 95.

Note A. Summary of Accounting Policies

Property, page 71

5. Please segregate your property and accumulated depreciation balances between your regulated and non-regulated operations. Refer to Rule 5-02(13)(b) of Regulation S-X.

Note F. Comprehensive Income, page 82

6. Please revise to present the accumulated balances for each classification of other comprehensive income that corresponds to those classifications used elsewhere in your financial statements. Please also disclose the amount of income tax expense or benefit allocated to each component of comprehensive income. Refer to paragraphs 25 and 26 of SFAS 130.

Note J. Employee Benefit Plans, page 86

7. We note your disclosure on page 86 that indicates you elected to delay recognition of the accumulated benefit obligation and amortize it over 20 years as a component of net periodic postretirement benefit cost. Please clarify for us the basis in GAAP for this election and tell us how this election has impacted your consolidated statements of income for each period presented compared with other available alternatives.

8. We note your disclosure on page 87 that you remeasured your pension plans in 2004 as of November 30 due to the Northern Plains acquisition. Please tell us whether you accounted for this remeasurement as a change in accounting estimate or a change in accounting principle and the basis in GAAP for your treatment. Please also tell us if your auditors issued a preferability letter for the accounting change.

Note K. Commitments and Contingencies, page 91

9. You disclose that you own or retain legal responsibility for the environmental conditions at twelve former manufactured gas sites in Kansas. You further disclose that costs can range from $100,000 to $10 million per site based on your previous experience and that total remedial costs for the ten sites which have not achieved regulatory closure are expected to exceed $500,000 per site. Due to the potential significance of these environmental projects, we feel that additional detailed disclosures in MD&A and in the financial statement footnotes regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. For example, as discussed in paragraph 9 of SFAS 5, we believe that the amounts accrued for these matters may need to be disclosed. To the extent it is reasonably possible you will incur losses in excess of recorded amounts related to this or other contingent liabilities, please provide the applicable disclosures in accordance with SFAS 5, including the amount or range of reasonably possible losses in excess of recorded amounts. Alternatively, if no amount of loss in excess of recorded amounts is believed to be reasonably possible, please state this in your disclosure. Please note that the term reasonably possible, as described in paragraph .160 of SOP 96-1, spans a

significant range starting from remote and ending with probable. Other
disclosures, as further described in SAB Topic 5-Y, may be necessary, including
(but not limited to):

- The circumstances affecting the reliability and precision of loss estimates;

- The extent to which unasserted claims are reflected in the accruals or may
  affect the magnitude of the contingency;

- Whether, and to what extent, losses may be recoverable from third parties;

- The timing of payments of accrued and unrecognized amounts;

- The material components of the accruals and significant assumptions
  underlying estimates;

- The recurring costs of managing hazardous substances and pollutions in
  ongoing operations;

- Mandated expenditures to remediate previously contaminated sites; and

- Other infrequent or non-recurring clean-up expenditures that can be
  anticipated, but which are not required in the present circumstances.

See the guidance provided in SFAS 5, SAB Topic 5-Y, and SOP 96-1.

Note N. Quarterly Financial Data (Unaudited), page 96

10. We note that your quarterly financial data includes restated figures for the third
quarter of fiscal year 2005 due to a software system error identified subsequent to
the issuance of the Form 10-Q for the quarterly period ended September 30, 2005.
Please tell us why you have not amended your third quarter Form 10-Q or filed an
Item 4.02 Form 8-K. Please also provide us with additional background
including, but not limited to, the length of time you relied upon the third party
software system and the length of time that the software system had been
incorrectly reversing previously recognized hedging ineffectiveness. Tell us what
impact this error had on your financial statements for each period reported.

Note P. Stock Based Compensation, page 98

11. We note that the restricted stock incentive units and performance unit awards
issued under your Long-Term Incentive Plan entitle the grantee to receive two-
thirds of the grant in shares and one-third of the grant in cash and that
compensation expense is recognized on a straight-line basis, with certain
adjustments as needed based on performance. Citing applicable accounting

guidance, please tell us whether you classify these awards in liabilities and/or equity and why your classification is appropriate. Please also tell us why it is appropriate to recognize compensation expense on a straight-line basis for the entire award instead of remeasuring the liability portion of the awards at each reporting period at fair value until settlement. Please also tell us how the adoption of SFAS 123(R) impacted your accounting for these awards, if at all.

Note Q. Earnings Per Share Information, page 103

12. Please explain in further detail how your fiscal 2003 earnings per share computations are consistent with the guidance of EITF 03-6, SFAS 128, and EITF Topics D-42 and D-95. Specifically, tell us how you calculated the two-class dilution of $0.08 per share. Please also further explain how you reflected the premiums on the repurchase and exchange of your Series A Convertible Preferred Stock in your EPS computations and your basis in GAAP for offsetting them with the additional dilution resulting from application of the two-class method.

Schedule II – Valuation and Qualifying Accounts

13. We note that your filing excludes a Valuation and Qualifying Accounts schedule that lists, by major classes, all valuation and qualifying accounts and reserves not included in specific schedules. We further note that your financial statements include, at a minimum, valuation accounts such as provisions for uncollectible accounts receivable and deferred valuation tax allowances. Please either revise future filings to include this schedule or otherwise tell us why you believe the schedule is not required. Please show us what the schedule would have looked like for the historical periods presented. See Rules 5-04 and 12-09 of Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Note E. Goodwill and Intangibles, page 15

14. Please clarify for us your disclosure on page 16 that the adoption of EITF 04-5 resulted in $32.0 million of goodwill which was previously recorded as your equity investment in ONEOK Partners. Please also tell us why you performed the annual goodwill impairment test for your ONEOK Partners segment as of two different dates.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Staff Accountant Andrew Blume at (202) 551-3254 or Staff Accountant Scott Ruggiero at (202) 551-3331. Any other questions regarding disclosure issues may be directed to me at (202) 551-3716.

Sincerely,

William Choi
Branch Chief